PE 2/18/2016

DIVISION OF
CORPORATION FINANCE

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION Received SEC
WASHINGTON, D.C. 20549

MAR 03 2016

Washington, DC 20549

16004008

March 3, 2016

Ning Chiu
Davis Polk & Wardwell LLP
ning.chiu@davispolk.com

Act:	1934
Section:	
Rule:	14a-8 (OD2)
Public Availability:	3-3-16

Re: McGraw Hill Financial, Inc.
Incoming letter dated February 18, 2016

Dear Ms. Chiu:

This is in response to your letter dated February 18, 2016 concerning the shareholder proposal submitted to McGraw Hill by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB MEMORANDUN M-07-16

March 3, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McGraw Hill Financial, Inc.
Incoming letter dated February 18, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that McGraw Hill may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if McGraw Hill omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that McGraw Hill did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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Davis Polk

Ning Chiu

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4908 tel
212 701 5908 fax
ning.chiu@davispolk.com

February 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of McGraw Hill Financial, Inc., a New York corporation (the "**Company**" or "**McGraw Hill**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated October 25, 2015 (the "**Proposal**") submitted by Kenneth Steiner, designating John Chevedden for communications regarding the Proposal (the "**Proponent**"), for inclusion in the proxy materials the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2016 Proxy Materials. As discussed below, the Company notes that on February 12, 2016, the Staff determined that a substantially identical proposal submitted by the Proponent to fifteen other companies could be excluded pursuant to Rule 14a-8(i)(10) because their boards had already adopted proxy access bylaws that "addressed the proposal's essential objective." *Alaska Air Group, Inc.*; *Baxter International Inc.*; *Capital One Financial Corporation*; *Cognizant Technology Solutions Corporation*; *The Dun & Bradstreet Corporation*; *General Dynamics Corporation*; *Huntington Ingalls Industries, Inc.*; *Illinois Tool Works Inc.*; *Northrop Grumman Corporation*; *PPG Industries, Inc.*; *Science Applications International Corporation*; *Target Corporation*; *Time Warner Inc.*; *UnitedHealth Group, Inc.*; *The Western Union Company* (collectively, the "**Proxy Access Letters**").

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

The Company intends to file its preliminary proxy statement with the Securities and Exchange Commission (the "**Commission**") on or around March 4, 2016 and the definitive proxy statement in early March. This letter is being sent to the Staff less than 80 calendar days before such date and therefore, as described below, the Company requests that the Staff waive the 80-day requirement set forth in Rule 14a-8(j)(1) with respect to this letter.

THE PROPOSAL

The Proposal asks the board of directors to adopt a proxy access by-law that would require the Company to include candidates nominated by one or more shareholders in any proxy materials prepared for shareholder meetings at which directors are to be elected, provided that the shareholders owned 3% or more of the Company's outstanding common stock continuously for at least three years. The number of candidates should not exceed one quarter of the directors then serving or two, whichever is greater.

The Company believes that the Proposal may be properly omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view.

REASON FOR EXCLUSION OF PROPOSAL

On February 2, 2016, the Company announced on Form 8-K filed with the Commission that its board of directors adopted an amendment to its by-laws effective January 27, 2106 (the "**By-Law Amendment**"). Article II, Section 3 was added to the by-laws to permit a shareholder, or a group of up to 20 shareholders, that have owned at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials up to the greater of two directors or 20% of the number of the Company's directors then in office, provided that the requirements of the by-laws are satisfied. See Exhibit B.

The Company believes the proxy access provision included in the By-Law Amendment satisfies the Proposal's essential objective of providing shareholders a meaningful proxy access right. The Company, therefore, believes that it may exclude the Proposal on the basis that the By-Law Amendment substantially implemented the Proposal.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company's By-law Amendment Has Substantially Implemented the Essential Objective of the Proposal by Offering Meaningful Proxy Access to Shareholders.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Staff has stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See SEC Release No. 34-40018* (May 21, 1998, n. 30). Applying this standard, the Staff has further noted, "a determination that the company has substantially implemented the proposal depends upon whether [the Company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). The Staff has accordingly provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and; therefore, satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal.

For example, the Staff concurred in the exclusion of a proxy access proposal where the company had already adopted a bylaw that was substantially similar. *Alaska Air Group, Inc.* (February 12, 2016). In order to nominate candidates to the board, the proposal required that shareholders (or any group thereof) own 3% of the company continuously for three years and that such nominees be capped at 25% of the board. The Staff allowed the exclusion of this proposal even though the bylaw adopted by the company included a 20% cap on such nominees, a 20-shareholder limit on group nominations, and required additional representations. In particular, the Staff noted that "the board has adopted a proxy access bylaw that address the proposal's essential objective." *Alaska Air Group, Inc.* (February 12, 2016).

The company in *Alaska Air* was relying on long-standing Staff precedent regarding substantial implementation. *See General Electric* (March 3, 2015) (permitting exclusion of a proxy access proposal where the company had already adopted a substantially similar proxy access by-law); *AGL Resources* (March 5, 2015) (permitting exclusion of a proposal allowing shareholders who owned at least 25% of company stock to call a special meeting where the company had adopted a similar proposal with an additional one year waiting period); *Wal-Mart Stores, Inc.* (March 25, 2015) (permitting exclusion of a shareholder proposal requesting an employee engagement metric for executive compensation where a "diversity and inclusion metric related to employee engagement" was already included in the company's Management Incentive Plan); *Entergy Corp.* (February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt. . . to reduce its greenhouse gas emissions" where the requested information was already available in its sustainability and carbon disclosure reports); *Exelon Corp.* (February 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report).

The Company believes the proxy access provision it has adopted compares favorably to, and addresses, the essential objective of the Proposal, as discussed below.

Ownership Threshold; Recallable Loaned Stock; Holding Period

The Proposal. The Proposal requires that a nominating shareholder (defined as a "Nominator" in the Proposal) must "have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination."

The By-Law Amendment. Article II, Section 3(c)(i) of the By-Law Amendment requires that nominating shareholders have owned at least 3% of the number of outstanding shares of common stock for three years before the date a nomination is submitted, including recallable loaned stock. Specifically, Article II, Section 3(c)(i) defines an "Eligible Stockholder" as a shareholder who can demonstrate the ownership of the Minimum Number (as defined below) of shares, and Article II, Section 3(c)(ii) requires that a nomination can only be submitted if the person or group has continuously owned at least the Minimum Number of shares throughout the three-year period preceding and including the date of submission of the notice of nomination, and continues to own at least the Minimum Number of shares through the date of the annual meeting. Article II, Section 3(c)(iii) defines the "Minimum Number" as 3% of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing with the SEC prior to the submission of the nomination. In addition, Article II, Section 3(c)(iv) defines ownership to continue during any period in which the shareholder has loaned such shares, provided that the shareholder has the power to recall such loaned shares on not more than five business days' notice.

Number of Nominees

The Proposal. The Proposal states that the number of shareholder-nominated candidates should not "exceed one-quarter of the directors then serving or two, whichever is greater."

The By-Law Amendment. Article II, Section 3(b)(i) states that the Company is not required to include in the proxy statement for an annual meeting more nominees nominated by shareholders than that number of directors constituting 20% of the total number of directors on the last day on which a nomination may be submitted, but in any event, not fewer than two (the "**Maximum Number**"). This meets the objective of the Proposal that at least two candidates may be nominated by shareholders under the proxy access by-law.

Aggregation of Shareholders as the Nominator

The Proposal. The Proposal would permit an "unrestricted number of shareholders" to form a group for purposes of acting as a Nominator.

The By-Law Amendment. Article II, Section 3(a)(i) permits any Eligible Stockholder (as defined above with respect to the ownership threshold and holding period), or group of up to 20 Eligible Stockholders, to send the Company a notice of nomination to be included in the Company's proxy materials. The By-Law Amendment is consistent in this respect with those of other companies that have the same limit on aggregation to 20 shareholders that can form a nominating group, which the Staff has determined substantially implemented the request set forth in the Proposal. *Alaska Air Group, Inc.*; *Baxter International Inc.*; *Capital One Financial Corporation*; *The Dun & Bradstreet Corporation*; *General Dynamics Corporation*; *Huntington Ingalls Industries, Inc.*; *Illinois Tool Works Inc.*; *Northrop Grumman Corporation*; *PPG Industries, Inc.*; *Science Applications International Corporation*; *Target Corporation*; *Time Warner Inc.*; *UnitedHealth Group, Inc.*, all of which were made available on the Commission's website on February 12, 2016.

Required Shareholder Representations

The Proposal. The Proposal would require the Nominator to "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."

The By-Law Amendment. Article II, Section 3(d)(vi)(3) requires that the shareholder or shareholders making a nomination pursuant to the proxy access by-laws assume all liability stemming from an action, suit or proceeding concerning any legal or regulatory violation arising out of any communication by the nominating shareholder or the nominee with the Company or its shareholders or any other person in connection with the nomination or election of directors. This is the same requirement as set forth in the Proposal regarding assumption of liability from violations arising out of the Nominator's communications with the Company's shareholders.

Section 3(d)(vi) requires that the shareholder or shareholders making a nomination pursuant to the proxy access by-laws execute an agreement pursuant to which the nominating shareholder agrees to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election. This is the same requirement as set forth in the Proposal regarding compliance with laws if the Nominator uses soliciting materials other than the Company's proxy materials.

Section 3(d)(v)(3) requires that the shareholder or shareholders making a nomination pursuant to the proxy access by-laws include a representation and warranty that the nominating shareholder did not acquire, and is not holding, securities of the Company for the purpose or with the effect of influencing or changing control of the Company. This is the same requirement as set forth in the Proposal regarding acquiring shares in the ordinary course of business without the intent to change or influence control at the Company.

Information Requirements

The Proposal. The Proposal requires a Nominator to "give the Company, within the period identified in its by-laws, written notice of the information required by the by-laws and any Securities and Exchange (SEC) rule about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares."

The By-Law Amendment. Article II, Section 3(d) specifies the information that a nominating shareholder must provide to the Company about itself and each shareholder-nominated candidate, including the written consent of each nominee being named in the Company's proxy statement, form of proxy and ballot as a nominee and to serving as a director if elected (Article II, Section 3(d)(iv)) and written statements from record holders and intermediaries verifying that the nominating shareholder owns, and has continuously owned for the preceding three years, the Minimum Number of shares (Article II, Section 3(d)(i)).

Disclosure Statement

The Proposal. The Proposal permits the nominating shareholder to submit "a statement not exceeding 500 words in support of the nominee."

The By-law Amendment. Article II, Sections 3(d)(v)(12) provides that a nominating shareholder may submit for inclusion in the proxy statement in support of the shareholder nominee's election to the Board, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act.

Priority Given to Multiple Nominations

The Proposal. The Proposal provides that the "Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the by-law and applicable federal regulations, and the the priority given to multiple nominations exceeding the one-quarter limit."

The By-Law Amendment. Article II, Sections 3(d) and 3(e) provides that the Board will determine in good faith whether the requirements of the by-law have been satisfied, including whether the information and documents that have been submitted to make a nomination under the proxy access by-law within the deadline specified are in a form that they deem to be acceptable. This fulfills the Proposal's requirement that the Board will resolve disputes over whether a notice of nomination was timely.

Article II, Section 3(e)(ii) provides that the Company may omit, supplement or correct any information, including the statement in support of the shareholder nominee provided by the Nominator, if the Board of Directors or its designee determines that the information is false, would violate law or impose a material risk of liability on the Company. This fulfills the Proposal's requirement that the Board will determine whether the Disclosure and Statement satisfy the by-law and applicable federal regulations.

Article II, Section 3(b)(ii) indicates that if the number of shareholder nominees for any annual meeting exceeds the Maximum Number then, promptly upon notice from the Company, each nominating shareholder will select one shareholder nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the common stock that each nominating shareholder disclosed as owned, with the process repeated if the Maximum Number is not reached after each nominating shareholder has selected one shareholder nominee. This fulfills the Proposal's requirement that the by-laws describe the procedures for the priority given to multiple nominations exceeding the limit.

Other Restrictions

The Proposal. The Proposal provides that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations."

The By-Law Amendment. It is not entirely clear what the reference to "additional restrictions" is meant to include. The Governance Committee has the responsibility to consider candidates for inclusion in the Company's proxy statement and ballot. The Committee may spend long periods evaluating new nominees, including reviewing all of the information it is able to obtain from the nominees. This vetting process is not available for candidates nominated through proxy access, though the Company must ascertain that the nominee meets the same types of criteria that it would subject its own candidates.

Article II, Section 3(d)(v)(8) requires that a candidate nominated through proxy access by-laws be independent pursuant to the Company's governance guidelines and stock exchange listing standards, including meeting standards for committee independence. Requirements include ensuring that the candidate not be an officer or director of a competitor and not be subject to certain pending criminal proceedings. These requests are necessary so that the Company can provide accurate information in its proxy statement and ensure that the same fiduciary and conflict-free standards that apply to all of its Directors would be achieved with the proxy access candidate.

The comparisons noted above between the Proposal and the By-Law Amendment already adopted by the Company clearly demonstrate that the Company has substantially implemented the Proposal. Consistent with the Proxy Access Letters where the Staff concluded that companies that had adopted by-laws with nearly identical terms as those described above could exclude proposals that are substantially identical to the one received by the Company, the By-Law Amendment provides for proxy access in a manner that meets the essential objectives of the Proposal, even if the Company has not implemented precisely the actions or achieved all of the objectives contemplated by the Proposal. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations or additional terms that go beyond the provisions addressed in a proposal do not prevent a company from substantially implementing a proposal. As in *Alaska Airway Group, Inc.* and the other Proxy Access Letters cited above, a company is not required to implement a shareholder proposal exactly as proposed as long as the company has satisfied the proposal's essential objective. Viewed as a whole, the proxy access terms adopted by the Company compare favorably to the terms for proxy access set forth in the Proposal, and the Company's By-Law Amendment achieve the Proposal's essential objective of making proxy access available to shareholders. Accordingly, the Company believes it has substantially implemented this purpose in its own proxy access by-law, and thus the Proposal is excludable under Rule 14a-8(i)(10).

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause for missing the deadline.

As noted above, the Staff has very recently concurred in the exclusion of fifteen shareholder proposals substantially identical to the Proposal on the same grounds as are set forth herein. *See* Proxy Access Letters above. The Proxy Access Letters were posted to the Commission's website on February 12, 2016, which is less than 80 days before the Company intends to file its definitive proxy statement. The Proxy Access Letters make clear that the Staff concurs with the various companies' views that the proxy access by-laws they have adopted, which are substantially identical to those adopted by the Company, address the "essential objective" of the Proponent's proposal.

Based on the timing of the posting the Proxy Access Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the Proxy Access Letters to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, McGraw Hill omits the Proposal from its 2016 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4908 or ning.chiu@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Ning Chiu

Attachment

cc w/ att: Katherine Brennan, Deputy General Counsel & Corporate Secretary, McGraw Hill Financial, Inc.

John Chevedden

Exhibit A

The Proposal

Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Mr. Scott Bennett
Corporate Secretary
McGraw Hill Financial, Inc. (MHFI)
55 Water Street
New York, NY 10041
PH: 212-438-2000
PH: 212-512-3998
FX: 212-512-3840

Dear Mr. Bennett,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB MEMORANDUN M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

Kenneth Steiner

10/25/15
Date

cc: Paula Biernacki <paula.biernacki@mhfi.com>
Exec/Senior Assistant
PH: 212.512.4688
FX: 212.512.3997

[MHFI – Rule 14a-8 Proposal, November 11, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's universal proxy access Rule 14a-11 was unfortunately vacated by 2011 a court decision. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*), a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
Kenneth Steiner, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be good to include governance text of less than 1000-words in plain English accompanied by an executive summary including a comparison with the Council of Institutional Investors position on this topic.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUN M-07-16

Ameritrade

November 19, 2015

Kenneth Steiner

FISMA & OMB MEMORANDUN M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2014.

1. McGraw Hills Financial, Inc. (MHFI)
2. Pfizer, Inc. (PFE)
3. PepsiCo, Inc. (PEP)
4. JPMorgan Chase & Co. (JPM)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

MCGRAW HILL FINANCIAL

Katherine J. Brennan
Deputy General Counsel
& Corporate Secretary
McGraw Hill Financial, Inc.
55 Water Street
New York, New York 10041-0003

VIA EMAIL

February 3, 2016

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Stockholder Proposal

Dear Mr. Chevedden:

I am writing on behalf of McGraw Hill Financial, Inc. (the "Company") with respect to the stockholder proposal you submitted to the Company relating to proxy access.

I am delighted to inform you that the Company's Board of Directors amended and restated the Company's By-Laws to implement a proxy access by-law. Article II, Section 3 of the Amended and Restated By-Laws now permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to two individuals or 20% of the Board, whichever is greater. I have enclosed a copy of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission yesterday, for your reference.

The Company and its Board of Directors adopted proxy access as part of our ongoing commitment to governance best practices that are responsive to shareholder views. Your message is important to us, and I hope that you will view the Board's actions as a meaningful step in our efforts to promote a strong culture of corporate governance at McGraw Hill Financial.

We believe that the proxy access by-law we adopted fulfills your request, and would like to discuss with you whether you would consider withdrawing your proposal. If you are open to a discussion, I would be very happy to speak with you around the specific provisions adopted by our Board and the spirit in which they were intended.

Sincerely,

Kate

Katherine Brennan
Deputy General Counsel &Corporate Secretary

Enclosure (*Current Report on Form 8-K filed by MHFI on February 2, 2016*)

Katherine J. Brennan
Deputy General Counsel
& Corporate Secretary
McGraw Hill Financial, Inc.
55 Water Street
New York, New York 10041-0003

VIA EMAIL AND OVERNIGHT MAIL

November 17, 2015

Mr. John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Re: Stockholder Proposal

Dear Mr. Chevedden:

I am writing on behalf of McGraw Hill Financial, Inc. (the "Company"), which received a letter that was emailed on November 11, 2015 submitting a stockholder proposal relating to proxy access for inclusion in the 2016 proxy statement of the Company.

Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, as amended, requires that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value of the Company's common stock, or 1%, of the Company's securities entitled to vote on the proposal, at the meeting for at least one year by the date Mr. Ken Steiner submitted the proposal. The Company's stock records do not indicate that Mr. Steiner is currently the registered holder on the Company's books and records of any shares of the Company's common stock and he has not provided proof of ownership from the "record holder" of the shares (a Depositary Trust Company ("DTC") participant).

Accordingly, you or Mr. Steiner must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time that he submitted the proposal (November 11, 2015), he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one year period prior to and including November 11, 2015. Rule 14a 8(b) requires that a proponent of a proposal must prove eligibility as a shareholder of the company by submitting either:

- a written statement from the "record" holder of the securities verifying that at the time the proponent submitted the proposal, the proponent had continuously held the requisite amount of securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one year period as of the date of the statement.

To help shareholders comply with the requirements when submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, and Staff Legal Bulletin No. 14G, dated October 16, 2012, a copy of both of which are attached for your reference. SLB 14F and SLB 14G provide that for securities held through DTC, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If you hold shares through a bank or broker that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank or broker holds the shares. You should be able to find out the name of the DTC participant by asking your broker or bank. If the DTC participant that holds your shares knows your broker or bank's holdings, but does not know your holdings, you may satisfy the proof of ownership requirements by submitting two proof of ownership statements—one from your broker or bank confirming your ownership and the other from the DTC participant confirming the bank or broker's ownership. Please review SLB 14F carefully before submitting proof of ownership to ensure that it is compliant.

In order to meet the eligibility requirements for submitting a shareholder proposal, the SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or email as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference.

Sincerely,

Katherine Brennan

Katherine Brennan
Deputy General Counsel &Corporate Secretary

Enclosures (*Staff Legal Bulletin No. 14F* and *Staff Legal Bulletin No. 14G*)

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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Exhibit B

The By-law Amendment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 27, 2016

McGRAW HILL FINANCIAL, INC.

(Exact Name of Registrant as specified in its charter)

New York	1-1023	13-1026995
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

55 Water Street, New York, New York 10041

(Address of Principal Executive Offices) (Zip Code)

(212) 438-1000

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective January 27, 2016, the Board of Directors of McGraw Hill Financial, Inc. (the "Company") amended and restated the Company's By-Laws (the "Amended and Restated By-Laws") to implement a proxy access by-law. Article II, Section 3 of the Amended and Restated By-Laws permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to two individuals or 20% of the Board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in Article II, Section 3.

The Amended and Restated By-Laws also make clarifications, updates and other, non-substantive changes that are primarily intended to give the Company additional flexibility in conducting Board and Shareholder meetings and in addressing Director nominations or other business proposed by shareholders.

This description of the amendments to the By-Laws is qualified in its entirety by reference to the text of the Amended and Restated By-Laws filed as Exhibit 3(ii) to this Report.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

3.1 The By-Laws of McGraw Hill Financial, Inc., as amended and restated on January 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 8-K Report to be signed on its behalf by the undersigned hereunto duly authorized.

McGraw Hill Financial, Inc.

/s/ Katherine J. Brennan

By: Katherine J. Brennan
Senior Vice President, Deputy General Counsel
& Corporate Secretary

Dated: February 2, 2016

Exhibit 3.1

McGRAW HILL FINANCIAL

McGRAW HILL FINANCIAL, INC.
BY-LAWS

Article I

Stockholders

1. A meeting of the stockholders shall be held annually, wheresoever designated by the Board of Directors on such date as a resolution of the Board of Directors may designate, for the purpose of electing directors and the transaction of such other business as may properly be brought before the meeting.

2. Notice of the place, date and hour of an annual meeting shall be given to each stockholder by mail or electronic transmission not fewer than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, a copy of such notice, postage prepaid, shall be directed to each stockholder at his or her address as the same appears on the books of the Company, or, if the stockholder shall have filed with the Secretary of the Company a request that notices to the stockholder be mailed to some other address, it shall be directed to such other address. If transmitted electronically, such notice shall be directed to the stockholder's electronic mail address as supplied by the stockholder to the Secretary of the Company or as otherwise directed pursuant to the stockholder's authorization or instructions. Notice of meeting need not be given to any stockholder who submits a waiver of notice before or after the meeting. Waiver of notice may be written or electronic. Attendance of a stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice of such meeting by such stockholder.

3. Special meetings of stockholders shall be held at the principal executive offices of the Company or at such other place as may be designated by a resolution of the Board of Directors and may be called only as specified in Section D of Article VIII of the certificate of incorporation. Special meetings called at the request of one or more stockholders (a "Stockholder Requested Special Meeting") shall be called by the Chairman of the Board or the Secretary of the Company only if the request complies with all of the requirements of Section 4 of this Article I.

4. In order for a Stockholder Requested Special Meeting to be called, a request for a special meeting must be signed by the stockholders of record of the Company (or their duly authorized agents) that Own (as defined in Section D of Article VIII of the certificate of incorporation) the Requisite Percent (as defined in Section D of Article VIII of the certificate of incorporation) and must be delivered to the Secretary of the Company at the principal executive offices of the Company by registered mail, return receipt requested (such signed and delivered request, a "Special Meeting Request"). The Special Meeting Request shall (i) set forth the name and address, as they appear on the Company's books, of each stockholder of the Company signing such request (or on whose behalf such request is signed) and the beneficial owner(s) (as defined in Section D of Article VIII of the certificate of incorporation), if any, on whose behalf such request is made, (ii) state the specific purpose or purposes of the special meeting, the

matter or matters proposed to be acted on at the special meeting, the reasons for conducting such business at the special meeting, the text of any proposal or business to be considered at the special meeting (including the text of any resolutions proposed to be considered and, in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), and such information as would be required by Section 2 of Article II were such business to be brought before an annual meeting, (iii) bear the date of signature of each such stockholder (or duly authorized agent) signing the Special Meeting Request, (iv) provide a representation by each stockholder signing the Special Meeting Request, with documentary evidence, that (A) the stockholder is a holder of record of, and Owns, the number of shares of stock of the Company that is attributed to such stockholder in its Special Meeting Request and such stockholder intends to appear in person or by proxy at the Stockholder Requested Special Meeting, and (B) the beneficial owner(s) on whose behalf the stockholder is making such Special Meeting Request, if any, beneficially owns the number of shares of stock of the Company attributed to such beneficial owner(s) in the stockholder's Special Meeting Request, and (v) an acknowledgement by the requesting stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made that such Special Meeting Request shall be deemed to be revoked (and any meeting scheduled in response may be cancelled) if such requesting stockholders do not Own at least the Requisite Percent at all times between the date on which such Special Meeting Request is delivered and the date of the applicable Stockholder Requested Special Meeting. Any requesting stockholder may revoke its participation in a Special Meeting Request at any time by written revocation delivered to the Secretary at the principal executive offices of the Company. In addition, the requesting stockholders and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made shall promptly provide any other information reasonably requested by the Company.

Any special meeting shall be held at such date and time as may be fixed by the Board of Directors in accordance with these By-Laws and in compliance with the New York Business Corporation Law; provided that, in the case of a Stockholder Requested Special Meeting, except as otherwise provided herein or unless a later date is required in order to allow the Company to file the information required under Schedule 14A under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the "Exchange Act"), if applicable, the date of any Stockholder Requested Special Meeting shall be not more than ninety (90) days after the determination of the validity of the applicable Special Meeting Request in the manner provided in Section D of Article VIII of the certificate of incorporation.

Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the Company's notice of such Stockholder Requested Special Meeting; provided, however, that nothing herein shall prohibit the Board of Directors from submitting additional matters to the stockholders at any Stockholder Requested Special Meeting. If none of the stockholders who submitted a Special Meeting Request appears at or sends a qualified representative to the Stockholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Special Meeting Request, the Company need not present such matters for a vote at such meeting.

Except as otherwise provided by law, in the case of a Stockholder Requested Special Meeting, the Chairman of the meeting shall have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 4, and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 4 or the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.

In addition, a Stockholder Requested Special Meeting shall not be held if (1) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days after delivery of the applicable Special Meeting Request and the business of such annual or special meeting includes (among any other matters properly brought before the meeting) an identical or substantially similar item of business ("Similar Business") to the business specified in such Special Meeting Request, (2) an annual or special meeting of stockholders was held within one hundred and twenty (120) days before the delivery of the applicable Special Meeting Request and the business of such prior annual or special meeting included (among any other matters properly brought before such prior annual or special meeting) Similar Business to the business specified in such Special Meeting Request, (3) the Special Meeting Request is received by the Company during the period commencing ninety (90) days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (4) the stated business to be brought before such Stockholder Requested Special Meeting is not a proper subject for stockholder action under applicable law, (5) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law, or (6) the Special Meeting Request does not comply with all of the requirements of this Section 4 of Article I. For purposes of this Section 4, the nomination, election or removal of directors shall be deemed to be Similar Business with respect to all items of business involving the nomination, election or removal of directors, changing the size of the Board of Directors and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors. The Board of Directors shall determine in good faith whether the requirements set forth in this paragraph have been satisfied.

5. Notice of each special meeting, except where otherwise expressly provided by statute, stating the place, date, hour, the purpose or purposes thereof and indicating that it is being issued by or at the direction of the person or persons calling the meeting, shall be given to each stockholder by mail or electronic transmission not less than thirty (30) nor more than sixty (60) days prior to the meeting. If mailed, a copy of such notice, postage prepaid, shall be directed to each stockholder at his or her address as the same appears on the books of the Company, or, if the stockholder shall have filed with the Secretary of the Company a request that notices to the stockholder be mailed to some other address, it shall be directed to such other address. If transmitted electronically, such notice shall be directed to the stockholder's electronic mail address as supplied by the stockholder to the Secretary of the Company or as otherwise directed pursuant to the stockholder's authorization or instructions. Notice of meeting need not be given to any stockholder who submits a waiver of notice before or after the meeting. Waiver of notice may be written or electronic. Attendance of a stockholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice of such meeting by such stockholder.

6. At a meeting of stockholders the holders of a majority of the shares entitled to vote, being present in person or represented by proxy, shall be a quorum for all purposes, except where otherwise provided by statute or by the certificate of incorporation. If at any meeting of stockholders a quorum shall fail to attend in person or by proxy, the Chairman of the meeting or a majority in interest of stockholders entitled to vote present or represented by proxy at such meeting may adjourn the meeting, without notice to the stockholders other than an announcement at such meeting, until a quorum shall be present or represented. The Board of Directors or Chairman of any meeting of stockholders may adjourn the meeting from time to time, whether or not there is a quorum of stockholders at such meeting. Notice need not be given of an adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which such adjournment is made. At an adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

7. Any previously scheduled annual or special meeting of stockholders may be postponed by resolution of the Board of Directors, upon public notice given prior to the date scheduled for such meeting and subject to the requirements of Section 4 of this Article I.

8. The Chairman of the Board, and in his or her absence the Presiding Director, and in his or her absence a Chairman appointed by the Board of Directors, shall call meetings of the stockholders to order and shall act as Chairman thereof.

9. The Secretary of the Company shall act as Secretary at all meetings of the stockholders and in his or her absence the Chairman of the meeting may appoint any person to act as Secretary.

10. At each meeting of stockholders every stockholder entitled to vote may vote in person or by proxy. The Board of Directors may fix a day not fewer than ten (10) nor more than sixty (60) days before the date of the meeting of the stockholders as the day as of which stockholders entitled to notice of and to vote at such meeting shall be determined, and all persons who shall be holders of record of voting stock at such time and no other shall be entitled to notice of and to vote at such meeting.

11. Prior to the holding of each annual or special meeting of stockholders, the Board of Directors shall appoint one or more inspectors of election to perform the duties required by statute at such meeting and any adjournment thereof. If no inspector has been appointed or any inspector shall fail to attend or refuse to act, the vacancy may be filled at the meeting by the Chairman of the meeting. No candidate for election as director shall be appointed an inspector. Each inspector shall, before entering upon the discharge of his or her duties, be sworn to faithfully execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability.

Article II

Nomination of Directors; Presentation of Business at Stockholder Meetings; Required Vote for Directors; Director Eligibility

1. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Company's notice of meeting (or any supplement thereto), (b) by or at the direction of the Board of Directors, (c) by any stockholder of the Company who (i) was a stockholder of record at the time of giving of notice provided for in this Article II and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the procedures set forth in this Article II (other than Section 3 of this Article II), or (d) pursuant to the provisions set forth in Section 3 of this Article II.

2. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 1(c) of this Article II, the stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business must be a proper matter for stockholder action. To be timely, such a stockholder's notice shall be delivered to, and received by, the Secretary at the principal executive offices of the Company not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting

and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. In no event shall the adjournment or postponement of a meeting, or any public announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. To be in proper form, such a stockholder's notice to the Secretary must: (a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner, if any, (ii) as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such information as of the record date), (A) the class or series and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner, if any, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Company, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Company, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Company, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Company, through the delivery of cash or other property, or otherwise, and without regard to whether the stockholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and any such beneficial owner has a right to vote any class or series of shares of the Company, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so- called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such stockholder and any such beneficial owner, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder and any such beneficial owner with respect to any class or series of the shares of the Company, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Company ("Short Interests"), (E) any rights to dividends on the shares of the Company owned beneficially by such stockholder and any such beneficial owner that are separated or separable from the underlying shares of the Company, (F) any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder and any such beneficial owner is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance- related fees (other than an asset- based fee) that such stockholder and any such beneficial owner is entitled to based on any increase or decrease in the value of shares of the Company or Derivative Instruments, if any, including without limitation any such interests held by members of such stockholder's and any such beneficial owner's immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Company held by such stockholder and any such beneficial owner, (I) any direct or indirect interest of such stockholder and any such beneficial owner in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (J) a description of all agreements, arrangements and understandings between such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business by such stockholder, (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act, (iv) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of voting power of the Company's outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination and (v) a representation that the stockholder or beneficial owner intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting; (b) if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the text of any proposal or business to be considered at the meeting (including the text of any resolutions proposed to be considered and, in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) any other information as may reasonably be required by the Company to determine whether such proposed item of business is a proper matter for stockholder action; and (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S- K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant. In addition, each nominee for election or reelection to the Board of Directors must include the completed and signed questionnaire, representation and agreement required by Section 9 of this Article II. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

3. (a) Subject to the provisions of this Section 3, if expressly requested in the relevant Nomination Notice (as defined below), the Company shall include in its proxy statement for any annual meeting of stockholders (but not at any special meeting of stockholders): (i) the name of any person nominated for election (the "Stockholder Nominee"), which shall also be included on the Company's form of proxy and ballot, by any Eligible Stockholder (as defined below) or group of up to 20 Eligible

Stockholders that, as determined by the Board of Directors or its designee, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures set forth in this Section 3 (such Eligible Stockholder or group of Eligible Stockholders being a "Nominating Stockholder"); (ii) disclosure about the Stockholder Nominee and the Nominating Stockholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement; (iii) any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors (subject, without limitation, to Section 3(e)(ii)), provided that such statement does not exceed 500 words; and (iv) any other information that the Company or the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Stockholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 3. The Company may solicit against, and include in the proxy statement its own statement relating to, any Stockholder Nominee.

(b) (i) The Company shall not be required to include in the proxy statement for an annual meeting of stockholders more Stockholder Nominees than that number of directors constituting 20% of the total number of directors of the Company on the last day on which a Nomination Notice may be submitted pursuant to this Section 3 (rounded down to the nearest whole number), but, in any event, not fewer than two(the greater of such two numbers, the "Maximum Number"). The Maximum Number for a particular annual meeting shall be reduced by: (1) Stockholder Nominees whose nominations are subsequently withdrawn; (2) Stockholder Nominees whom the Board of Directors itself decides to nominate for election at such annual meeting; and (3) the number of incumbent directors who had been Stockholder Nominees at any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting of stockholders is being recommended by the Board of Directors. In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline set forth in Section 3(d) but before the date of the annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(ii) If the number of Stockholder Nominees pursuant to this Section 3 for any annual meeting of stockholders exceeds the Maximum Number then, promptly upon notice from the Company, each Nominating Stockholder will select one Stockholder Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the Company's common stock that each Nominating Stockholder disclosed as owned in its Nomination Notice, with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Stockholder Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 3(d), a Nominating Stockholder becomes ineligible or withdraws its nomination or a Stockholder Nominee becomes ineligible or unwilling to serve on the Board of Directors, whether before or after the mailing of the definitive proxy statement, then the Company (1) shall not be required to include in its proxy statement or on any ballot or form of proxy the Stockholder Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (2) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Stockholder Nominee will not be included as a Stockholder Nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting of stockholders.

(c) (i) An "Eligible Stockholder" is a person who has either (1) been a record and beneficial holder of the shares of common stock of the Company used to satisfy the eligibility requirements in this Section 3(c) continuously for the three-year period specified in subsection (c)(ii) of this Section 3 below or

(2) provides to the Secretary of the Company, within the time period referred to in Section 3(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors or its designee determines acceptable.

(ii) An Eligible Stockholder or group of up to 20 Eligible Stockholdersmay submit a nomination in accordance with this Section 3 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) (as adjusted for any stock splits, reverse stock splits, stock dividends or similar events) of shares of the Company's common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number of shares through the date of the annual meeting of stockholders. The following shall be treated as one Eligible Stockholder if such Eligible Stockholder shall provide together with satisfactory Nomination Notice documentation that demonstrates compliance with the following criteria: (1) funds under common management and investment control; (2) funds under common management and funded primarily by the same employer; or (3) a "family of investment companies" or a "group of investment companies" (each as defined in the Investment Company Act of 1940, as amended). For the avoidance of doubt, in the event of a nomination by a Nominating Stockholder that includes more than one Eligible Stockholder, any and all requirements and obligations for a given Eligible Stockholder or, except as the context otherwise makes clear, the Nominating Stockholder that are set forth in this Section 3, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the aggregate ownership of the group of Eligible Stockholders constituting the Nominating Stockholder. Should any Eligible Stockholder withdraw from a group of Eligible Stockholders constituting a Nominating Stockholder at any time prior to the annual meeting of stockholders, the Nominating Stockholder shall be deemed to own only the shares held by the remaining Eligible Stockholders. As used in this Section 3, any reference to a "group" or "group of Eligible Stockholders" refers to any Nominating Stockholder that consists of more than one Eligible Stockholder and to all the Eligible Stockholders that make up such Nominating Stockholder.

(iii) The "Minimum Number" of shares of the Company's common stock means 3% of the number of outstanding shares of common stock of the Company as of the most recent date for which such amount is given in any filing by the Company with the Securities and Exchange Commission prior to the submission of the Nomination Notice.

(iv) For purposes of this Section 3, an Eligible Stockholder "owns" only those outstanding shares of the Company's common stock as to which such Eligible Stockholder possesses both: (1) the full voting and investment rights pertaining to such shares and (2) the full economic interest in (including the opportunity for profit from and the risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding capital stock of the Company, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (x) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder's or any of its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates, other than any such arrangements solely involving an exchange listed multi-industry index fund in which the Company's common stock represents at the time of entry into such arrangement less than 10% of the proportionate value of such index. An Eligible Stockholder "owns" shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder's ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares provided that the Eligible Stockholder has the power to recall such loaned shares on not more than five (5) business days' notice. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. For purposes of this Section 3(c)(iv), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(v) No Eligible Stockholder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Stockholder appears as a member of more than one group, such Eligible Stockholder shall be deemed to be a member of only the group that has the largest ownership position as reflected in the Nomination Notice.

(d) To nominate a Stockholder Nominee pursuant to this Section 3, the Nominating Stockholder must submit to the Secretary of the Company all of the following information and documents (collectively, the "Nomination Notice"), not less than 120 days nor more than 150 days prior to the anniversary of the date that the Company mailed its proxy statement for the prior year's annual meeting of stockholders; provided, however, that if (and only if) the annual meeting of stockholders is not scheduled to be held within a period that commences 30 days before the first anniversary date of the preceding year's annual meeting of stockholders and ends 30 days after the first anniversary date of the preceding year's annual meeting of Stockholders (an annual meeting date outside such period being referred to herein as an "Other Meeting Date"), the Nomination Notice shall be given in the manner provided herein by the later of the close of business on the date that is 180 days prior to such Other Meeting Date or the tenth day following the public announcement of the date of such Other Meeting Date (in no event shall the adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of the Nomination Notice):

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Nominating Stockholder owns, and has continuously owned for the preceding three (3) years, the Minimum Number of shares, and the Nominating Stockholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Nominating Stockholder's continuous ownership of the Minimum Number of shares through the record date;

(ii) an agreement to provide immediate notice if the Nominating Stockholder ceases to own the Minimum Number of shares at any time prior to the date of the annual meeting;

(iii) a copy of the Schedule 14N (or any successor form) relating to the Stockholder Nominee, completed and filed with the Securities and Exchange Commission by the Nominating Stockholder as applicable, in accordance with Securities and Exchange Commission rules;

(iv) the written consent of each Stockholder Nominee to being named in the Company's proxy statement, form of proxy and ballot as a nominee and to serving as a director if elected;

(v) a written notice of the nomination of such Stockholder Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including, for the avoidance of doubt, each group member in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders): (1) the information that would be required to be set forth in a stockholder's notice of nomination pursuant to Section 2 of this Article II; (2) the details of any relationship that existed within the past three (3) years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N; (3) a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Company for the purpose or with the effect of influencing or changing control of the Company; (4) a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than such Nominating Stockholder's Stockholder Nominee(s); (5) a representation and warranty that the Nominating Stockholder has not engaged in and will not engage in a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-(l)(2)(iv)) with respect to the annual meeting, other than with respect to such Nominating Stockholder's Stockholder Nominee(s) or any nominee of the Board of Directors; (6) a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Company's proxy card in soliciting stockholders in connection with the election of a Stockholder Nominee at the annual meeting; (7) a representation and warranty that the Stockholder Nominee's candidacy or, if elected, membership on the Board of Directors would not violate applicable state or federal law or the rules of any stock exchange on which the Company's securities are traded (the "Stock Exchange Rules"); (8) a representation and warranty that the Stockholder Nominee: (A) does not have any direct or indirect relationship with the Company that will cause the Stockholder Nominee to be deemed not independent pursuant to the Company's Corporate Governance Guidelines and otherwise qualifies as independent under the Company's Corporate Governance Guidelines and the Stock Exchange Rules, (B) meets the audit committee and compensation committee independence requirements under the Stock Exchange Rules, (C) is a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule), (D) is an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (E) is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Stockholder Nominee, (F) meets the director qualifications set forth in the Company's Corporate Governance Guidelines, and (G) meets the requirements under Section 15E(t) of the Exchange Act to serve as an independent director on the board of a nationally recognized statistical rating organization; (9) a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 3(c) of this Article II; (10) a representation and warranty that the Nominating Stockholder will continue to satisfy the eligibility requirements described in Section 3(c) of this Article II through the date of the annual meeting; (11) details of any position of the Stockholder Nominee as an officer or director of any competitor (that is, any entity that produces products or provides services that compete with or are alternatives to the principal products produced or services provided by the Company or its affiliates) of the Company, within the three (3) years preceding the submission of the Nomination Notice; (12) if desired, a statement for inclusion in the proxy statement in support of the Stockholder Nominee's election to the Board of Directors, provided that such statement shall not exceed 500 words and shall fully comply with Section 14 of the Exchange Act and the rules and regulations thereunder; and (13) in the case of a nomination by a Nominating Stockholder comprised of a group, the designation by all Eligible Stockholders in such group of one Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder with respect to matters relating to the nomination, including withdrawal of the nomination;

(vi) an executed agreement pursuant to which the Nominating Stockholder (including in the case of a group, each Eligible Stockholder in that group) agrees: (1) to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election; (2) to file any written solicitation or other communication with the Company's stockholders relating to one or more of the Company's directors or director nominees or any Stockholder Nominee with the Securities and Exchange Commission, regardless of whether any such filing is required under any rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation; (3) to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or the Stockholder Nominee nominated by such Nominating Stockholder with the Company, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice; (4) to indemnify and hold harmless (jointly with all other Eligible Stockholders, in the case of a group of Eligible Stockholders) the Company and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorneys' fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Company or any of its directors, officers or employees arising out of or relating to a failure or alleged failure of the Nominating Stockholder or Stockholder Nominee to comply with, or any breach or alleged breach of, its, or his or her, as applicable, obligations, agreements or representations under this Section 3; (5) in the event that any information included in the Nomination Notice, or any other communication by the Nominating Stockholder (including with respect to any Eligible Stockholder included in a group) with the Company, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or due to a subsequent development omits a material fact necessary to make the statements made not misleading), to promptly (and in any event within 48 hours of discovering such misstatement or omission) notify the Company and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission; and (6) in the event that the Nominating Stockholder (including any Eligible Stockholder included in a group) has failed to continue to satisfy the eligibility requirements described in Section 3(c), to promptly notify the Company; and

(vii) the completed and signed questionnaire, representation and agreement as required by Section 9 of this Article II and such other information as the Board of Directors or its designee may request.

The information and documents required by this Section 3(d) shall be (i) provided with respect to and executed by each Eligible Stockholder in the group in the case of a Nominating Stockholder comprised of a group of Eligible Stockholders and (ii) provided with respect to the persons specified in Instructions 1 and 2 to Items 6(c) and (d) of Schedule 14N (or any successor item) (x) in the case of a Nominating Stockholder that is an entity and (y) in the case of a Nominating Stockholder that is a group that includes one or more Eligible Stockholders that are entities. The Nomination Notice shall be deemed submitted on the date on which all of the information and documents referred to in this Section 3(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Company.

(e) (i) Notwithstanding anything to the contrary contained in this Section 3, the Company may omit from its proxy statement any Stockholder Nominee and any information concerning such Stockholder Nominee (including a Nominating Stockholder's statement in support) and no vote on such Stockholder Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Company), and the Nominating Stockholder may not, after the last day on which a Nomination Notice would be timely, cure in any way any defect preventing the nomination of the Stockholder Nominee, if: (1)

the Company receives a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate a candidate for director at the annual meeting of stockholders pursuant to the advance notice provisions of Section 1(c) this Article II without such stockholder's notice expressly electing to have such director candidate(s) included in the Company's proxy statement pursuant to this Section 3; (2) the Nominating Stockholder (or, in the case of a Nominating Stockholder consisting of a group of Eligible Stockholders, the Eligible Stockholder that is authorized to act on behalf of the Nominating Stockholder), or any qualified representative thereof, does not appear at the annual meeting to present the nomination submitted pursuant to this Section 3 or the Nominating Stockholder withdraws its nomination; (3) the Board of Directors or its designee determines that such Stockholder Nominee's nomination or election to the Board of Directors would result in the Company violating or failing to be in compliance with these By-Laws or the certificate of incorporation or any applicable law, rule or regulation to which the Company is subject, including the Stock Exchange Rules; (4) the Stockholder Nominee has been, within the past three (3) years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended; or (5) the Company is notified, or the Board of Directors or its designee determines that a Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 3(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statement made not misleading), the Stockholder Nominee becomes unwilling or unable to serve on the Board of Directors or any material violation or breach occurs of any of the obligations, agreements, representations or warranties of the Nominating Stockholder or the Stockholder Nominee under this Section 3.

(ii) Notwithstanding anything to the contrary contained in this Section 3, the Company may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the statement in support of the Stockholder Nominee included in the Nomination Notice, if the Board of Directors or its designee determines that: (1) such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading; (2) such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any individual, corporation, partnership, association or other entity, organization or governmental authority; (3) the inclusion of such information in the proxy statement would otherwise violate the Securities and Exchange Commission proxy rules or any other applicable law, rule or regulation; or (4) the inclusion of such information in the proxy statement would impose a material risk of liability upon the Company.

The Board of Directors shall determine in good faith whether the requirements set forth in this Section 3 have been satisfied.

4. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Company's notice of such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders (a) by or at the direction of the Board of Directors, or (b) in the case of a special meeting (other than a Stockholder Requested Special Meeting), provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Company who (i) is a stockholder of record at the time of giving of notice provided for in this Article II and at the time of the special meeting, (ii) is entitled to vote at the meeting and (iii) complies with the procedures set forth in this Article II or (c) in the case of a Stockholder Requested Special Meeting, pursuant to the Special Meeting Request for such Stockholder Requested Special Meeting. In the event the Company calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors other than a Stockholder Requested Special Meeting, any such stockholder may nominate a person or persons (as the case may be) for election

to such position(s) as specified in the Company's notice of meeting pursuant to clause (b) of the preceding sentence, if the stockholder's notice required by Section 2 of this Article II (including the completed and signed questionnaire, representation and agreement required by Section 9 of this Article II) shall be delivered to, and received, by the Secretary at the principal executive offices of the Company not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting. In no event shall the adjournment or postponement of a special meeting, or the public announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Notwithstanding anything in these By-Laws to the contrary, in the case of a Stockholder Requested Special Meeting, no stockholder may propose to conduct business or nominate a person for election to the Board of Directors at such Stockholder Requested Special Meeting, except pursuant to Special Meeting Request delivered for such Stockholder Requested Special Meeting.

5. Only such persons who are nominated in accordance with the procedures set forth in this Article II shall be properly nominated for election as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Article II. Except as otherwise provided by law, the certificate of incorporation or these By-Laws, the Board of Directors or the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Article II and, if any proposed nomination or business is not in compliance with this Article II, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Article II, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Company to present a nomination or other proposed business, such nomination shall be disregarded or such proposed business shall not be transacted, as the case may be, notwithstanding that proxies in respect of such vote may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Article II, to be considered a "qualified representative" of the stockholder, a person must be duly authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

6. For purposes of this Article II, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

7. Without limiting the foregoing provisions of this Article II, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Article II. Nothing in this Article II shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Convertible Preference Stock or Series Preferred Stock if and to the extent provided for under law, the certificate of incorporation or these By-Laws.

8. At each annual or special meeting of stockholders for the election of Directors, at which a quorum is present, each Director shall be elected by the vote of the majority of the votes cast with respect to the Director, provided that if the number of nominees exceeds the number of Directors to be elected, the

directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. For purposes of this section, a majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director. Any Director standing for reelection at an annual or special meeting of stockholders who is not elected shall promptly tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If a director's resignation is accepted by the Board of Directors pursuant to this Section 8, then the Board of Directors, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article VIII(B) of the certificate of incorporation or may decrease the size of the Board of Directors pursuant to the provisions of Article VIII(A) of the certificate of incorporation.

9. To be eligible to be a nominee for election as a director of the Company, a person must deliver to the Secretary at the principal executive offices of the Company a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) will abide by the requirements of Section 8 of this Article II, (B) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Company or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Company, with such person's fiduciary duties under applicable law, (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a candidate or director that has not been disclosed therein, (D) beneficially owns, or agrees to purchase within 90 days if elected as a director of the Company (subject to any restrictions imposed by the Company's insider trading policy), not less than 400 shares of stock of the Company ("Qualifying Shares") (subject to adjustment for any stock splits or stock dividends occurring after January 31, 2007), will not dispose of such minimum number of shares so long as such person is a director, and has disclosed therein whether all or any portion of the Qualifying Shares were purchased with any financial assistance provided by any other person and whether any other person has any interest in the Qualifying Shares, and (E) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Company, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company.

Article III

Board of Directors

1. Except as otherwise provided by law or the certificate of incorporation, the business and affairs of the Company shall be managed under the direction of the Board of Directors. The Board of Directors shall have power from time to time and at any time, by vote of a majority of the total number of directors which the Company would have if there were no vacancies on the Board to increase or reduce the number of directors constituting the Board of Directors to such number (subject to any limits contained in the certificate of incorporation) as the Board of Directors shall determine, but in no event to less than twelve (12) or more than twenty-five (25). Subject to the express terms and conditions of the certificate of incorporation and these By-Laws, the directors shall have the usual and customary powers and duties of directors of a corporation; any and all powers given and permitted by law; power to exercise any and all powers of the Company and to do any and all acts without any prior action taken or consent given by the stockholders, unless required by law, or the certificate of incorporation, or by these By-Laws; the directors may exercise all powers, and do all acts and things which are not, by statute or by the certificate of incorporation or these By-Laws, expressly directed or required to be exercised or done by the stockholders.

2. Without prejudice to the general powers conferred by the last preceding section, and the other powers conferred by the certificate of incorporation and by these By-Laws, it is hereby expressly declared that the Board of Directors shall have the following powers, that is to say:

FIRST: From time to time to make and change rules and regulations, not inconsistent with these By-Laws, for the management of the Company's business and affairs.

SECOND: To purchase or otherwise acquire for the Company any property, rights or privileges which the Company is authorized to acquire, at such price and on such terms and conditions, and for such consideration, as they shall, from time to time, see fit.

THIRD: At their discretion to pay for any property or rights acquired by the Company, either wholly or partly, in money or in stocks, bonds, debentures or other securities of the Company.

FOURTH: To appoint and at their discretion remove or suspend such subordinate officers, agents or servants, permanently or temporarily, as they may, from time to time, think fit, and to determine their duties, and fix, and, from time to time, change their salaries or emoluments, and to require security in such instance and in such amounts as they think fit.

FIFTH: To confer by resolution upon any elected or appointed officer of the Company the power to choose, remove or suspend subordinate officers, agents or servants.

SIXTH: To appoint any person or persons to accept and hold in trust for the Company any property belonging to the Company, or in which it is interested, or for any other purpose, and to execute and do all such duties and things as may be requisite in relation to any such trust.

SEVENTH: To determine who shall be authorized on the Company's behalf, to sign bills, notes, receipts, acceptances, endorsements, checks, releases, contracts and documents.

EIGHTH: From time to time to provide for the management of the affairs of the Company, at home or abroad, in such manner as they see fit, and in particular, from time to time, to delegate any of the powers of the Board of Directors in the course of the current business of the Company, to any special or standing committee or to any officer or agent, and to appoint any persons to be the agents of the Company, with such powers (including the power to sub- delegate), and upon such terms, as may be thought fit.

NINTH: To appoint an Executive Committee of three or more directors and such other persons as may be added thereto by specific resolution of the Board, who may meet at stated times, or on notice to all by any of their own number; who shall generally perform such duties and exercise such powers as may be directed or delegated by the Board of Directors from time to time. The Board may delegate to such Committee authority to exercise the powers of the Board while the Board is not in session, except as otherwise provided by law. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board when required.

3. Each director shall serve for the term for which he or she shall be elected and until his or her successor shall have been duly elected and qualified or until such director's earlier death, resignation or removal.

4. Any director may resign from the Board of Directors at any time by giving notice to the Board of Directors or to the Secretary of the Company. Any such notice must be in writing or by electronic transmission to the Board of Directors or to the Secretary of the Company. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5. The directors may hold their meetings and may have an office and keep the books of the Company at such place or places as the Board from time to time may determine.

6. A regular meeting of the Board of Directors shall be held each year, either immediately following adjournment of the annual meeting of stockholders or at such other time as may be fixed by the Chairman of the Board. Regular meetings of the Board of Directors shall also be held at such time and place as may be fixed by the Chairman of the Board.

7. Special meetings of the Board shall be held whenever called by the Chairman, or by the Secretary upon receiving the written request of a majority of the directors of the Board then in office. If so specified in the notice thereof, any and all business may be transacted by a special meeting.

8. Notice shall be given to each director of each meeting not later than the day before the meeting. Notice of a meeting need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him or her.

9. The Chairman of the Board when present shall preside at all meetings of the Board of Directors and at all meetings of the stockholders. He or she shall perform all duties incident to the office of the Chairman of the Board. If the Company shall have a Presiding Director in accordance with its Corporate Governance Guidelines, the Presiding Director shall preside at all meetings of the Board of Directors at which the Chairman is not present, including all meetings of non-management Directors and all executive sessions of the independent Directors. In the absence or inability to act of both the Chairman and the Presiding Director, the Board may designate any director to perform the duties of temporary Chairman which shall include presiding at meetings of stockholders and of the Board of Directors.

10. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, except where otherwise provided by statute or by the certificate of incorporation or by these By-Laws, and a majority of those present at the time and place of any regular or special meeting may adjourn the same from time to time without notice.

11. Any one or more members of the Board may participate in a meeting of the Board by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

12. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, if all members of the Board consent in writing to the adoption of a resolution authorizing the action and if the resolution and the written consent thereto are filed with the proceedings of the Board.

13. Unless otherwise restricted by the certificate of incorporation or these By-Laws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

Article IV

Committees

1. Except as provided by law, the Board may appoint such committees, as it may deem advisable. Committees so appointed shall have such powers and duties as may be specified in the resolution of appointment.

2. Each committee shall keep regular minutes of its proceedings and report the same to the Board when required.

3. Any one or more members of any such committee may participate in a meeting of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

4. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting, if all members of the committee consent in writing to the adoption of a resolution authorizing the action and if the resolution and the written consent thereto are filed with the proceedings of the committee.

Article V

Officers

1. The elective officers of the Company shall be a President, one or more Vice Presidents, a Secretary and a Treasurer. Any two of the aforesaid offices may be filled by the same person, except the offices of President and Secretary. For purposes of these By-Laws the office of Vice President also may include one or more Executive Vice Presidents and one or more Senior Vice Presidents. The term of office of each of said officers shall continue until the next annual election of directors and the selection of his or her successor by the Board of Directors. Any officer may, at any time, with or without cause, be suspended or removed from office by the affirmative vote of a majority of the entire Board at a meeting thereof. Any officer may resign at any time by giving written notice to the Board of Directors. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective

2. The President shall be the chief executive officer of the Company and shall be responsible for the general and active supervision and direction of the business, policies and activities of the Company, subject to the control of the Board of Directors. He or she may execute on behalf of the Company all authorized deeds, bonds, mortgages, contracts, documents and papers and may affix thereto the corporate seal when required. He or she shall have power to sign debentures and certificates of stock of the Company. He or she shall also have such duties as the Board may from time to time determine or as may be prescribed by these By-Laws. He or she shall be responsible for seeing that the orders and resolutions of the Board are carried into effect.

3. The Board may elect or appoint one or more Vice Presidents. Each Vice President shall have such powers and shall perform such duties as may be assigned to him by the Board or by the President. In case of the absence or disability of the President the duties of that office shall be performed by whomever the Board shall determine by resolution.

4. The Secretary shall attend all meetings of the directors and stockholders, and shall record all the proceedings of such meetings in a book to be kept for that purpose, and shall perform like duties for standing committees when required. He or she shall have charge of the giving of notice of meetings of stockholders and directors, and perform all the duties assigned to him by the Board of Directors, or usual for the Secretary of a Company to perform. He or she shall have power to sign debentures and certificates of stock of the Company.

5. The Treasurer shall keep or cause to be kept full and true books of account and records of all receipts and disbursements, property, assets and liabilities of the Company, in books belonging to the Company, and shall deposit all moneys, securities, and valuables of the Company in the name of and to the credit of the Company, in such depositories as shall be designated by the Board of Directors. He or she shall disburse funds of the Company as ordered by the Board, taking proper vouchers therefor and shall render to the President and the Board of Directors, at regular meetings or whenever required, an account of all financial transactions of the Company. He or she shall also have power to sign debentures and certificates of stock of the Company, checks, notes, bills of exchange or other negotiable instruments for and in the name of the Company. He or she shall perform all other duties incident to the position of Treasurer, subject to the control of the Board.

6. The Board of Directors shall have power to appoint one or more Assistant Treasurers, Assistant Secretaries, Controller or Assistant Controllers and such other subordinate officers, agents and employees as the Board of Directors may deem necessary who shall have such powers and perform such duties as may be designated by the Board.

7. The amount of salaries, wages, or other compensation to be paid to the officers, employees and agents of the Company shall be determined from time to time by the Board or by an Executive Officer or Committee to whom this work shall be delegated. No officer shall be incapacitated to receive a regular salary or fixed compensation by reason of being a director of the Company.

Article VI

Bank Accounts, Deposits, Checks, Drafts and Orders

1. Any two of the following officers: the President, any Vice President, and the Treasurer, Secretary or Controller may from time to time (1) open and keep in the name and on behalf of the Company, with such banks, trust companies or other depositories as they may designate, general and special bank accounts for the funds of the Company, and (2) terminate any such bank accounts. Any such action by two of the officers as specified above shall be made by an instrument in writing signed by such two officers and filed with the Secretary. A copy of such instrument, certified by the Secretary or an Assistant Secretary, shall be evidence to all concerned that the designations or terminations therein contained are duly authorized on behalf of the Company at the time of the certification.

2. All funds and securities of the Company shall be deposited in such banks, trust companies or other depositories as are designated by the Board of Directors or by the aforesaid officers in the manner hereinabove provided, and for the purpose of such deposits, the President, any Vice President, the Secretary, the Controller, the Treasurer or an Assistant Treasurer, and each of them, or any other person or persons authorized by the Board of Directors, may endorse, assign and deliver checks, notes, drafts, and other orders for the payment of money which are payable to the Company.

3. All checks, drafts, or orders for the payment of money, drawn in the name of the Company, may be signed by the President, any Vice President, the Secretary, the Treasurer or any Assistant Treasurer, or by any other officer or any employee of the Company who shall from time to time be designated to sign checks, drafts, or orders on all accounts or on any specific account of the Company by an "instrument of designation" signed by any two of the following officers: the President, any Vice President, and the Treasurer, and filed with the Secretary. The Secretary or any Assistant Secretary shall make certified copies of such instruments of designation and such certified copies shall be evidence to all concerned of the authority of the persons designated therein at the time of the certification. An instrument of designation may provide for (1) the facsimile signature of any person authorized to sign by such instrument or by this Section, or (2) the revocation of authority of any person (other than an officer named in this Section) to sign checks, drafts or orders drawn in the name of the Company.

Article VII

Indemnification

1. Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Company or serves or served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company shall be indemnified by the Company, and the Company may advance such person's related expenses, to the full extent permitted by law.

For purposes of this section, references to the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees, so that any person who is or was a director, officer or employee of such constituent corporation, or is or was serving at the request of such constituent corporation any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Article VIII

Capital Stock

1. Certificates of shares of the preferred, preference and common capital stock of the Company shall be in such form as shall be approved by the Board of Directors. The certificates shall be signed by the Chairman of the Board or the President and also by the Secretary or the Treasurer. The seal of the Company shall be affixed to all certificates. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Company itself or its employee. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Notwithstanding the foregoing provisions regarding share certificates or any other provisions of this Article VIII, officers of the Company may provide that some or all of any or all classes or series of the Company's capital stock may be uncertificated shares.

2. All certificates shall be consecutively numbered, and the names of the owners, the number of shares and the date of issue, shall be entered in the Company's books.

3. The Company or its duly authorized stock transfer agent shall keep a record containing the names and addresses of all persons who are stockholders of the Company, the number of shares of

preferred, preference and common stock held by each respectively and the dates when each became the owner of record thereof.

4. Shares shall be transferred only on the books of the Company by the holder thereof in person or by his or her attorney upon the surrender and cancellation of certificates for a like number of shares, and upon tender of stock transfer stamps or the equivalent in money sufficient to satisfy all legal requirements.

5. The Board may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificated or uncertificated shares of stock of the Company.

6. Certificates for shares of stock of the Company may be issued in lieu of certificates alleged to have been lost, stolen, destroyed, mutilated, or abandoned, upon the receipt of (1) such evidence of loss, theft, destruction or mutilation and a bond of indemnity in such amount, upon such terms and with such surety, if any, as the Board of Directors may require in each specific case, or (2) a request by an appropriate governmental agency or representative for the reissuance of a stock certificate claimed to be abandoned or escheated in accordance with the abandoned property or similar law of the state, or (3) in accordance with general resolutions.

Article IX

Seal

1. The Board shall provide a suitable seal, containing the name of the Company, the year of its creation, and the words "Corporate Seal, N.Y." or other appropriate words, which seal shall be in charge of the Secretary, to be used as directed by the Board.

Article X

Fiscal Year

1. The fiscal year of the Company shall begin the first business day in January.

Article XI

Notice and Waiver of Notice

1. Any notice required to be given by these By-Laws may be given by mail or electronic transmission. If mailed, such notice shall be deemed given when a copy of such notice, postage prepaid, shall be directed to the person entitled thereto at his or her address as the same appears on the books of the

Company, or, if such person shall have filed with the Secretary of the Company a request that notices be mailed to some other address, it shall be directed to such other address. If transmitted electronically, such notice shall be deemed given when directed to the electronic mail address of the person entitled thereto as supplied by such person to the Secretary of the Company or as otherwise directed pursuant to the person's authorization or instructions.

2. Any stockholder, director or officer may waive any notice required to be given by these By-Laws.

Article XII

Amendments

1. Subject to the terms and conditions of the certificate of incorporation, the Board of Directors shall have power to make, amend, and repeal the By-Laws of the Company, by a vote of the majority of all the directors present at any regular or special meeting of the Board, provided a quorum is in attendance and provided further that notice of intention to make, amend or repeal the By-Laws in whole or in part at such meeting shall have been previously given to each member of the Board.

As amended, as of January 27, 2016